EXHIBIT 12
UDR, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Three Months Ended March 31,
	2010	2009

Loss from continuing operations	$(24,985)	$(13,255)

Add (from continuing operations):
Interest on indebtedness (a)	36,866	37,805
Portion of rents representative of the interest factor	505	675

Earnings	$12,386	$25,225

Fixed charges and preferred stock dividend (from continuing operations):
Interest on indebtedness (a)	$36,866	$37,805
Capitalized interest	(3,947)	3,902
Portion of rents representative of the interest factor	505	675

Fixed charges	33,424	42,382

Add:
Preferred stock dividend	2,379	2,800

Combined fixed charges and preferred stock dividend	$35,803	$45,182

Ratio of earnings to fixed charges	—	—

Ratio of earnings to combined fixed charges and preferred stock dividend	—	—
For the three months ended March 31, 2010, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $21.0 million and $23.4 million, respectively.
For the three months ended March 31, 2009, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $17.2 million and $20.0 million, respectively.

(a)	Interest on indebtedness for the three months ended March 31, 2009 is presented gross of the gain on debt extinguishment of $7.1 million.